

March 18, 2016

Via E-mail
Mr. Glenn W. Welling
Chief Investment Officer
Engaged Capital, LLC
610 Newport Center Drive, Suite 250
Newport Beach, CA 92660

> **Re: Benchmark Electronics, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed March 11, 2016 by Engaged Capital, LLC et al.**
> **File No. 001-10560**

Dear Mr. Welling:

We have reviewed your filing and have the following comments.

Letter to Shareholders

1.   We note the statement that Engaged Capital is soliciting proxies to elect candidates who have been nominated by the company (other than certain individuals). Please revise to state that you are seeking authority to vote for those candidates, rather than soliciting proxies.

2.   Please represent that you will vote for all company nominees, other than those specified. See Rule 14a-4(d)(4)(ii).

3.   We note the statement that a vote to elect your nominees will have the legal effect of replacing three incumbent directors with your nominees. Please clarify that this assumes that the requisite number of similar votes have been obtained.

Background to the Solicitation, page 4

4.   Please disclose, if true, that the company offered on February 19, 2016 for Mr. Welling to meet with Mr. Tufano and whether Mr. Welling accepted that invitation.

5.   Please disclose, if true, that Mr. Welling stated on February 19, 2016 that a condition to any settlement would be Mr. Springstubb joining the board of directors.

6.   We note the statement that on February 19, 2016 the company representatives did not indicate any willingness to consider any settlement options that included the appointment of any Engaged Capital nominee to the board of directors. Please disclose clearly whether Engaged Capital made a settlement offer at that time, and, if so, the details of that offer. The disclosure appears to speculate about the response of the company representatives to such an offer.

We Believe Benchmark Shares Are Deeply Undervalued, page 9

7.   Disclosure states that tangible book value per diluted share was $19.21 as of December 31, 2015. We understand that this measure was actually $18.37 at that time. Please revise, or advise us as to you reasoning.

We Are Concerned with Benchmark's Inefficient Management of Working Capital, page 10

8.   Disclosure states that $6.11 per share would represent 28% of the company's market valuation. Please disclose the date of determination. In addition, please address any countervailing adverse impact on prices paid by the company's customers and the prices paid by the company to its suppliers if it changed its receivables and payables terms in the manner described.

We are Concerned with the Company's Executive Compensation Practices, page 11

9.   Disclosure indicates concern with the automatic accelerated vested of outstanding equity awards upon a change in control of the company. Please clarify, if true, that such acceleration would occur only if the awards were not assumed or substituted with equivalent awards by the successor corporation.

        You may contact me at (202) 551-3503 if you have any questions regarding our comments.

                                        Sincerely,

                                        /s/ David L. Orlic

                                        David L. Orlic
                                        Special Counsel
                                        Office of Mergers and Acquisitions

cc: <u>Via E-mail</u>
        Aneliya S. Crawford, Esq.
        Olshan Frome Wolosky LLP